UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 2, 2019

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-218604) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the information in the section of the attached media release entitled: “Credit Suisse Call – Wednesday, October 2, 2019” and the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com”. Information contained on our website is not incorporated by reference into this report.

Media release

Reporting Currency

Zurich, October 2, 2019 – In February 2019, as part of the publication of our fourth quarter results for 2018, Credit Suisse Group AG (“Group”) announced that it was considering changing its reporting currency from Swiss Francs to US Dollars. Following the completion of the review of this potential change, the Board of Directors of Credit Suisse Group AG has now decided that the Group will continue to report its financial results in Swiss Francs.

As part of this review, the Board of Directors of Credit Suisse Group AG also concluded it would be preferable to align capital usage, as far as possible, to the predominant currency in which relevant risks originate. This decision will result in Group Operational Risk RWA being calculated in US Dollars rather than Swiss Francs. This change has been approved by FINMA and will be implemented in the fourth quarter of 2019, increasing the proportion of Group CET1 capital that is hedged into US Dollars. In addition to better aligning Group capital usage to the underlying currency of the risks, this is expected to result in an increase in the Group’s annual net interest income, with an initial contribution expected in the fourth quarter of 2019. Furthermore, the increase in net interest income will be hedged over at least a two year period, reducing the volatility of this incremental revenue. Based on this hedging strategy and current market-implied forward rates, the increase is estimated at approximately USD 250 million on a full year basis, equivalent to an RoTE benefit in 2020 of approximately 50 basis points.
In order to provide more details about the rationale and process for the decision on the reporting currency election and the change in the operational risk RWA calculation to US Dollars, Credit Suisse’s Chief Financial Officer, David Mathers, will host a call today for investors and analysts at 09:30 CEST. Dial-in details are listed below.
Further information Media Relations Credit Suisse AG, +41 844 33 88 44, media.relations@credit-suisse.com

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Media release

Credit Suisse Call – Wednesday, October 2, 2019

Event	Analyst Call
Time	09:30 Zurich 08:30 London 03:30 New York
Language	English
Access
Telephone Standard International +44 (0) 2030 576 560
Switzerland Local Call 044 580 37 45
Switzerland Free Call 0800 00 03 62
UK Free Call 0800 279 66 22
USA Free Call 1877 741 80 64

Reference: Credit Suisse Investor call

Conference ID: 3279153

Please dial in 10 minutes before the start of the call

Q&A Session	Following the presentation, you will have the opportunity to ask the speaker questions
Playback
Replay available approximately 2 hours after the event, until Saturday, October 12th 2019, 14:00 CET.

International Dial in: +44 (0) 3333 00 97 85
Switzerland Local: 044 580 40 26
UK Free Call Dial In: 0808 238 06 67
UK Local Dial In: 0844 571 89 51
USA Local Dial In: 1 (917) 677 75 32

Conference ID: 3279153

Credit Suisse AG
Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 46,360 people. The registered shares (CSGN) of Credit Suisse AG's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at  www.credit-suisse.com.

Abbreviations
CET1 – common equity tier 1; RoTE – Return on Tangible Equity; RWA – risk-weighted assets; FINMA – Swiss Financial Market Supervisory Authority FINMA

Page 2/4 October 2, 2019

Media release

Important information
We may not achieve all of the expected benefits of our strategic initiatives. Factors beyond our control, including but not limited to the market and economic conditions, changes in laws, rules or regulations and other challenges discussed in our public filings, could limit our ability to achieve some or all of the expected benefits of these initiatives.

In particular, the terms “Estimate”, “Illustrative”, “Ambition”, “Objective”, “Outlook” and “Goal” are not intended to be viewed as targets or projections, nor are they considered to be Key Performance Indicators. All such estimates, illustrations, ambitions, objectives, outlooks and goals are subject to a large number of inherent risks, assumptions and uncertainties, many of which are completely outside of our control. These risks, assumptions and uncertainties include, but are not limited to, general market conditions, market volatility, interest rate volatility and levels, global and regional economic conditions, political uncertainty, changes in tax policies, regulatory changes, changes in levels of client activity as a result of any of the foregoing and other factors. Accordingly, this information should not be relied on for any purpose. We do not intend to update these estimates, illustrations, ambitions, objectives, outlooks or goals.

In preparing this document, management has made estimates and assumptions that affect the numbers presented. Actual results may differ. Annualized numbers do not take into account variations in operating results, seasonality and other factors and may not be indicative of actual, full-year results. Figures throughout this document may also be subject to rounding adjustments. All opinions and views constitute judgments as of the date of writing without regard to the date on which the reader may receive or access the information. This information is subject to change at any time without notice and we do not intend to update this information.

Return on tangible equity is based on tangible shareholders’ equity, a non-GAAP financial measure, which is calculated by deducting goodwill and other intangible assets from total shareholders’ equity as presented in our balance sheet. Management believes that return on tangible equity is meaningful as it is a measure used and relied upon by industry analysts and investors to assess valuations and capital adequacy

Credit Suisse is subject to the Basel III framework, as implemented in Switzerland, as well as Swiss legislation and regulations for systemically important banks, which include capital, liquidity, leverage and large exposure requirements and rules for emergency plans designed to maintain systemically relevant functions in the event of threatened insolvency. Credit Suisse has adopted the Bank for International Settlements (BIS) leverage ratio framework, as issued by the Basel Committee on Banking Supervision (BCBS) and implemented in Switzerland by the Swiss Financial Market Supervisory Authority FINMA (FINMA).

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
▪	our plans, targets or goals;
▪	our future economic performance or prospects;
▪	the potential effect on our future performance of certain contingencies; and
▪	assumptions underlying any such statements.
Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:
▪	the ability to maintain sufficient liquidity and access capital markets;
▪	market volatility and interest rate fluctuations and developments affecting interest rate levels;
▪
the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2019 and beyond;

▪	the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
▪	adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
▪	the ability to achieve our strategic goals, including those related to our targets and financial goals;
▪	the ability of counterparties to meet their obligations to us;
▪	the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies, as well as currency fluctuations;
▪	political and social developments, including war, civil unrest or terrorist activity;
▪	the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
▪	operational factors such as systems failure, human error, or the failure to implement procedures properly;
▪	the risk of cyber attacks, information or security breaches or technology failures on our business or operations;
▪	the adverse resolution of litigation, regulatory proceedings and other contingencies;
▪
actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;

▪	the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
▪	the potential effects of changes in our legal entity structure;
▪	competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
▪	the ability to retain and recruit qualified personnel;

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Media release

▪	the ability to maintain our reputation and promote our brand;
▪	the ability to increase market share and control expenses;
▪	technological changes;
▪	the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
▪	acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
▪	other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.
We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2018.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Flavio Lardelli
Flavio Lardelli
Director

/s/ Peter Simon
Peter Simon
Date: October 2, 2019		Director